FORM 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Shaw Communications Inc. (“Shaw”)
630 — 3rd Avenue S.W., Suite 900
Calgary, Alberta
T2P 4L4

ITEM 2: DATE OF MATERIAL CHANGE

October 27, 2010.

ITEM 3: NEWS RELEASE

An initial news release was issued by Shaw and disseminated through Marketwire after the close of markets on October 27, 2010 and was subsequently filed on SEDAR at www.sedar.com.

ITEM 4: SUMMARY OF MATERIAL CHANGE

Further to its material change report dated May 12, 2010, on October 27, 2010, Shaw closed its purchase of 100% of the over-the-air and specialty television businesses of Canwest Global Communications Corp. (“Canwest”), including all of CW Investments Co., the company that owns the specialty television channels acquired from Alliance Atlantis Communications Inc. in 2007 (the “CW Media Group”). The aggregate purchase price for the Canwest broadcasting assets, including the amounts paid prior to closing to acquire certain shares of CW Investments Co. from affiliates of Goldman Sachs Capital Partners and the debt to be assumed at the CW Media Group level, is approximately $2 billion.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Purchase of Restructured Canwest Pursuant to Recapitalization Transaction

On February 11, 2010, Shaw entered into an agreement (the “Subscription Agreement”) with Canwest, which was supported by certain 8.0% senior subordinated noteholders (the “Noteholders”) who were represented by the ad hoc committee of Noteholders (the “Ad Hoc Committee”), regarding a minimum 20% equity investment in a restructured Canwest (“Restructured Canwest”). The Subscription Agreement was approved by the Canwest Board and the Ontario Superior Court of Justice, but was subject to certain conditions, including the resolution of matters under the shareholders agreement with certain entities affiliated with Goldman Sachs Capital Partners (the “GS Entities”) regarding Canwest’s interest in the CW Media Group. To resolve these issues, on May 3, 2010, Shaw entered into agreements, described below, pursuant to which Shaw has acquired all of the GS Entities’ interests in the CW Media Group for $700 million, which amount is included in the $2.0 billion figure noted above.

Pursuant to amendments to the Subscription Agreement and related support agreements entered into on May 3, 2010, Shaw, Canwest and the members of the Ad Hoc Committee amended the terms of the proposed recapitalization transaction involving Canwest, Canwest Media Inc. (“CMI”) and certain of CMI’s subsidiaries (together, the “CMI Entities”), such that Shaw would acquire and has now acquired, effective October 27, 2010, 100% of the shares of Restructured Canwest (including the shares in the capital of CW Investments Co. held by CMI). Under these agreements, approximately US$440 million of the aggregate purchase price was allocated to satisfy the claims of the Noteholders against the CMI Entities. The remaining $38 million was allocated to satisfy the claims of the CMI Entities’ other unsecured creditors. The recapitalization transaction was effected pursuant to a plan of compromise, arrangement and reorganization under the Companies’ Creditors Arrangement Act and the Canada Business Corporations Act.

CW Media Group Share Purchase

As noted above, on May 3, 2010, Shaw entered into a share and option purchase agreement with the GS Entities pursuant to which Shaw then acquired from them approximately 29.9% of the voting shares and 49.9% of the equity shares of CW Investments Co. (the “Initial Purchase”). As part of the Initial Purchase, Shaw also entered into an option agreement pursuant to which it acquired an option to purchase the remaining voting and equity shares of CW Investments Co. held by the GS Entities, representing an additional approximately 3.4% of the voting shares and 14.8% of the equity shares. The option was exercised on October 27, 2010.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: EXECUTIVE OFFICER

The following executive officer of Shaw is knowledgeable about the material change and this report:

Steve Wilson
Senior Vice President and Chief Financial Officer
403-750-4500

ITEM 9: DATE OF REPORT

DATED at Calgary, Alberta this 4th day of November, 2010.